

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Mr. Joshua W. Sapan
President and Chief Executive Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

> **Re:** **AMC Networks Inc.**
> **Amendment #4 to Form 10-12B**
> **Filed May 27, 2011**
> **File No. 001-35106**

Dear Mr. Sapan:

We have reviewed your amended Form 10 and have the following comments. In one of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

Executive Compensation, page 104

Annual Incentives, page 106

1. We note your response to comment one from our letter dated May 25, 2011. Please further expand to identify the types of performance objectives considered and assess how difficult achievement of the aggregated targets was designed to be.

Employment Agreements, page 113

2. We note your discussion of Messrs. Dolan's and Sapan's new employment agreements with the company. Clarify when new employment agreements are expected to be entered into with Messrs. Sullivan and Carroll. If prior to the

distribution, please expand to discuss the material terms of these agreements and file them as exhibits to the Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (212) 558-3588
        Trevor Ogle, Esq.
        Sullivan & Cromwell LLP